Exhibit (a)(1)(C)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
GMS INC.
a Delaware corporation
at
$110.00 PER SHARE
Pursuant to the Offer to Purchase dated July 14, 2025
by
GOLD ACQUISITION SUB, INC.,
an indirect wholly owned subsidiary of
THE HOME DEPOT, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FRIDAY, AUGUST 8, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED
(SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).
July 14, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Gold Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect, wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (which we refer to as “The Home Depot”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of GMS Inc., a Delaware corporation (which we refer to as “GMS”), at a price of $110.00 per Share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF GMS HAS UNANIMOUSLY RECOMMENDED THAT GMS STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for the information of your clients only, together with the included Internal Revenue Service Form W-9;
3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	GMS’s Solicitation/Recommendation Statement on Schedule 14D-9, dated July 14, 2025.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on Friday, August 8, 2025, unless the Offer is extended or earlier terminated. Previously tendered Shares may be withdrawn at any time until the Offer has expired, and if not previously accepted for payment at any time, after September 12, 2025, pursuant to SEC (as defined in the Offer to Purchase) regulations or earlier terminated in accordance with its terms or the terms of the Merger Agreement (as defined below).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2025 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among GMS, The Home Depot and Purchaser. The Merger Agreement provides, among other things, that, unless otherwise agreed in writing between The Home Depot and GMS, after the acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to the Offer (but on the date thereof), subject to the satisfaction or waiver of certain conditions (and, if such conditions are not satisfied or waived by such date, then no later than the first business day on which such conditions are satisfied or waived), Purchaser will be merged with and into GMS (the “Merger”) without a vote of the stockholders of GMS in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with GMS continuing as the surviving corporation in the Merger and thereby becoming an indirect, wholly owned subsidiary of The Home Depot.
For Shares to be properly tendered pursuant to the Offer, the share certificates, if any, representing such Shares, or if Shares are held in book-entry through The Depository Trust Company (“DTC”), confirmation of receipt of such Shares under the procedures for book-entry transfer set forth in the Offer to Purchase, together with a Letter of Transmittal, properly completed and duly executed, and any other documents required in the Letter of Transmittal, including any required signature guarantees, or, in the case of a book-entry transfer at DTC, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, must be timely received by Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) prior to the Expiration Time.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and to Broadridge Corporate Issuer Solutions, LLC as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. The Home Depot or Purchaser will pay all stock transfer taxes applicable to Purchaser’s purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth below.
Very truly yours,
D.F. King & Co., Inc.
Nothing contained herein or in the enclosed documents shall render you the agent of The Home Depot, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Banks and Brokers call: (212) 771-1133
All others call toll free (U.S. only): (800) 331-7543
Email: GMS@dfking.com